Exhibit 99.1

ASX/NASDAQ Announcement

Immuron Double Digit 3Q Sales Growth

Sales Highlights (unaudited):

Global	●	Q3 sales AUD$1.5 million up 16% on prior comparative period (pcp)

●	YTD Mar 2026 sales AUD$5.7 million up 7% on prior comparative period (pcp)

Australia	●	Q3 sales AUD$0.9 million up 15% on prior comparative period (pcp)

●	YTD Mar 2026 sales AUD$4.2 million up 14% on prior comparative period (pcp)

Canada	●	Q3 sales AUD$0.1 million up >100% on prior comparative period (pcp)

●	Q3 sales up 82% on prior quarter; initial sales to Jean Coutu, Quebec

●	YTD Mar 2026 sales AUD$0.1 million down 65% on prior comparative period (pcp)

USA	●	Q3 sales AUD$0.5 million up 1% on prior comparative period (pcp)

●	YTD Mar 2026 sales AUD$1.3 million up 10% on prior comparative period (pcp)

Melbourne, Australia, 17 April 2026: Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian based and globally integrated biopharmaceutical company is pleased to announce continued sales growth (unaudited) of Travelan®, an over-the-counter immune supplement that targets pathogenic bacteria and the toxins they produce in the gastrointestinal (GI) tract.

Continued Travelan® Q3 sales growth (+15% on pcp) in Australia can be contributed to: (1) increased awareness and consideration driven by extensive digital and social media marketing. (2) same store growth as a result of increased promotion and past promotions driving new customers and return customers respectively; (3) growth from new stores within banner groups in which we secured core ranging in FY25; (4) increased South East Asian travel.

Q3 sales in the U.S. increased (+1% on pcp) on the back on number of marketing initiatives including: (1) improved Travelan® store on Amazon.com; (2) local U.S. Travelan® Facebook and Instagram pages; (3) increased paid social, influencer and organic social media marketing. These growth factors were offset by the impact of the Australian dollar strengthening against the US dollar.

During FY25 we had a Q1 pipeline fill into over a thousand Canada retail doors on the back of securing listings within key pharmacy and grocery retail groups. We previously reported that sales picked up on the back of consumer promotions in Q2 FY26 (+191% on prior quarter). As anticipated, there was a continued increase in pull through from stores as we continue to build Travelan® brand awareness within Canada though our in-store educational programs, in-store promotions, and social media marketing as well as initial sales to Jean Coutu, the leading pharmacy group in Quebec, the second largest province in Canada by population. Sales in Q3 FY26 grew 82% on the prior quarter.

This release has been authorised by the Directors of Immuron Limited.

Steven Lydeamore

Chief Executive Officer

steve@immuron.com

About Travelan®

Travelan® is an orally administered passive immunotherapy that prophylactically reduces the likelihood of contracting travelers’ diarrhea, a digestive tract disorder that is commonly caused by pathogenic bacteria and the toxins they produce. Travelan® is a purified tablet preparation of hyper-immune bovine antibodies and other factors, which when taken with meals bind to diarrhea-causing bacteria and prevent colonization and the pathology associated with traveler’s diarrhea. In Australia, Travelan® is a listed medicine on the Australian Register for Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Traveler’s Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licensed natural health product (NPN 80046016) and is indicated to reduce the risk of Traveler’s Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection.

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases.

Immuron Platform Technology

Immuron’s proprietary technology is based on polyclonal immunoglobulins (IgG) derived from engineered hyper-immune bovine colostrum. Immuron has the capability of producing highly specific immunoglobulins to any enteric pathogen and our products are orally active. Bovine IgG can withstand the acidic environment of the stomach and is resistant to proteolysis by the digestive enzymes found in the Gastrointestinal (GI) tract. Bovine IgG also possesses this unique ability to remain active in the human GI tract delivering its full benefits directly to the bacteria found there. The underlying nature of Immuron’s platform technology enables the development of medicines across a large range of infectious diseases. The platform can be used to block viruses or bacteria at mucosal surfaces such as the Gastrointestinal tract and neutralize the toxins they produce.

For more information visit: https://www.immuron.com.au/ and https://www.travelan.com

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FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.

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